Adaptive Holdings, LLC



Annual Report
2021

Annual Report 2021

Throughout this document, mentions of Adaptive Holdings, LLC refer to Adaptive Holdings, LLC, an LLC formed on February 25th, 2021 in Florida (the "Company"). The Company's physical address is 4581 Weston Road, Suite 191, Weston, Florida 33331.

You may contact the Company by emailing scott@proteinventures.com. This annual report is posted on the Company's website, http://www.proteinquick.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Adaptive Holdings, LLC ("Adaptive Holdings, LLC" or "Company") is a corporation formed on February 25th, 2021, in Florida. The Company's physical address is 4581 Weston Road, Suite 191, Weston, Florida 33331. The Company's web site may be accessed at http://www.proteinquick.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Kevin Harrington

Board positions with Adaptive Holdings, LLC

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Adaptive Holdings, LLC

Dates	Position	Responsibilities
02/25/2021 - Present	Partner	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2018 - Present	Harrington Enterprises	President

Scott Kauffman

Board positions with Adaptive Holdings, LLC

Dates	Position	Principal Occupation
02/25/2021 - Present	Director	Board Director

Positions with Adaptive Holdings, LLC

Dates	Position	Responsibilities
02/25/2021 - Present	CEO	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2018 - Present	Potter Road Consulting, Inc.	President

Gerry David

Board positions with Adaptive Holdings, LLC

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Adaptive Holdings, LLC

Dates	Position	Responsibilities
03/17/2021 - Present	Partner	

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2018 - Present	Gerry David & Associates, LLC	President

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Scott Kauffman via Potter Road Consulting, Inc. owns 4,215,000 shares of Class A Units, representing a voting power of 49.3%.

Kevin Harrington via KBHS, LLC owns 4,215,000 shares of Class A Units, representing a voting power of 49.3%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Protein Quick provides up to 20 grams of protein in 2 ounces of liquid with zero fat, zero sugar, zero caffeine and zero carbs. It's ready to drink - requiring no mixing or refrigeration. Protein Quick is a proprietary triple blend of collagen, pea and whey proteins.

We have partnered with Kevin Harrington - an original Shark on ABC's "Shark Tank" which gives us access to his extensive distribution network. Protein Quick can be reduced to 10 grams and sold in dollar stores - increased to 15 or 20 grams for direct-to-consumer and retail offerings - nre flavors can be added to provide an exclusive to HSN/QVC. Stevia and monk fruit can also be used which opens distribution possibilities for Whole Foods and similar outlets.

We plan to market Protein Quick to medical patient groups such as Chron's, colitis, chemotherapy, bariatrics - any group that needs protein but can't tolerate large quantities of liquid.

Since Protein Quick is ready to drink and requires no mixing or refrigeration, it will also be marketed for disaster relief, humanitarian, and military uses. We believe Protein Quick has access to the influencers and micro-influencers necessary to gain traction on social media.

We plan to aggressively market Protein Quick as a great solution to a common problem - how to get protein without consuming products loaded in fat, sugar, carbs, and caffeine - or consuming hundreds of calories and large quantities of liquid.

Protein is also one of the dominant messages in nutrition today as evidenced by the highlighting of protein content on consumer packaging. We intend to monetize that awareness with a product that is widely available, convenient, and a "better mousetrap" than what is currently available.

5. How many employees does the Company currently have? (§ 227.201(e))

Protein Quick currently has 2 employees

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Risks from Pandemics. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. The failure to attract and retain key employees could hurt our business. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled

employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your units are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these units and the company does not have any plans to list these units on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

7. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

8. We have broad discretion over the use of proceeds. The Company's management will have broad discretion with respect to the application of net proceeds received by the Company from the sale of securities and may spend such proceeds in ways that do not improve the Company's results of operations or enhance the value of the Company's other issued and outstanding securities from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company's business or cause the price of the Company's issued and outstanding securities to decline.

9. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such

as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

10. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

11. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

12. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

13. We may be unable to generate significant revenues and may never become profitable. We generated no revenue for the years ended December 31, 2021 and do not currently have any material recurring sources of revenues, making it difficult to predict when we will be profitable. We expect to incur significant research and development costs for the foreseeable future. We may not be able to successfully market our products and services in the future that will generate significant revenues. In addition, any revenues that we may generate may be insufficient for us to become profitable.

14. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

15. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the

Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

16. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

17. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

18. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to

represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

19. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

20. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

21. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

22. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

23. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

24. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES

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SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Class A Units	8,430,000	8,430,000	Yes	Class A shall carry 4 Votes per unit.
Class B units	500,000	500,000	Yes	Class B shall carry 1 Vote per unit.
Class C units	515,565	128,565	Yes	Class C shall carry 1 Vote per unit.
Class D units	554,435	431,978	Yes	Class D shall carry 1 Vote per unit.

Type	Description	Reserved Securities
Reserved Class D units		122,456

Those investors that participated in our offering via Netcapital have given their voting rights to a record onwer, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership and voting agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of **Adaptive Holdings, LLC**, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Adaptive Holdings, LLC and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
N/A	N/A	N/A	N/A

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
06/2021	Membership Units	$119,818	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	Gross proceeds used for inventory, customer acquisition, selling, general & administrative, product samples.

12/2021	Membership Units	$240,000	Section 4(a)(2)	Inventory, customer acquisition, selling, general & administrative, product samples.
04/2022	Membership Units	$27,747	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	Gross proceeds used for inventory, customer acquisition, selling, general & administrative, product samples.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Adaptive Holdings, LLC (the "Company") was incorporated in the State of Florida on February 25, 2021. The Company plans to market a protein beverage that provides up to 20 grams of protein in a 2-ounce bottle. The Company has not recorded any revenues.

Since Inception, the Company has relied on funds from units issued to fund its operations. Under the operating agreement, the Company has the authority to issue a total of 10,000,000 Units; 8,430,000 of Class A units (which carry four votes per unit), 500,000 of Class B units (which carry one vote per unit), and 1,070,000 of Class C units (which carry one vote per unit). In March 2022, the Company created Class D units, which carry one vote per unit. The Company transferred 941,435 of the remaining Class C units into their newly created Class D units. Concurrently, the Company issued 288,611 Class D units in exchange for prepaid capital contributions. Between March 1 and October 17, the Company issued an additional 143,367 of Class D units. Additionally, the Company moved 387,000 unissued Class D units back into Class C units, for their upcoming crowdfunding offering, discussed below.

In April 2022, the Company closed its crowdfunding round and issued 27,747 additional Class C units, in exchange for $27,747 raised. During the same year, the Company retired 19,000 Class C units, lowering the total number of Class C units outstanding to 128,565 units. During 2021 the Company raised $119,818 via its crowdfunding round.

During 2021, the Company took in $240,000 in prepaid capital contributions. The units were issued in 2022.

During fiscal Q1 of 2022, the Company did not generate any revenues. During the same period, the Company generated operating expenses of approximately $50,000. The company also received approximately $26,000 in member contributions.

During fiscal 2021, the Company did not generate any revenues. During the same period, the total operating expenses amounted to $119,557 which resulted in a net operating loss of $119,557. The

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Company also incurred expenses related to the crowdfunding campaign amounting to a total of $54,395 and resulting in a total net loss of $173,952.

With this raise, the Company plans to allocate money towards inventory, customer acquisition, selling, general and administrative activities as well as making product samples. We believe these activities will result in the traction we will need to court venture capital funding.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Adaptive Holdings, LLC has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Adaptive Holdings, LLC will file a report electronically with the SEC annually and post the report on its web site (http://www.proteinquick.com) no later than 120 days after the end of each fiscal year covered by the report.

ADAPTIVE HOLDINGS, LLC

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Balance Sheet 3

Statement of Income 4

Statement of Equity 5

Statement of Cash Flows 6

Notes to the Financial Statements 7



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Adaptive Holdings, LLC
Weston, Florida

We have reviewed the accompanying financial statements of Adaptive Holdings, LLC, which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Adaptive Holdings, LLC and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
October 17, 2022

ADAPTIVE HOLDINGS, LLC
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$	151,471
Prepaid expenses and other current assets		22,917
TOTAL CURRENT ASSETS		174,388
TOTAL ASSETS	$	174,388

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$	7,500
TOTAL CURRENT LIABILITIES		7,500
TOTAL LIABILITIES		7,500

MEMBERS' EQUITY
Capital contributions		100,840
Prepaid capital contributions		240,000
Accumulated deficit		(173,952)
TOTAL MEMBERS' EQUITY		166,888
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	174,388

See independent accountant's review report and accompanying notes to financial statements.

ADAPTIVE HOLDINGS, LLC
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
OPERATING EXPENSES	
General and administrative	10,834
Professional fees	41,581
Research and development	67,142
TOTAL OPERATING EXPENSES	119,557
NET OPERATING LOSS	(119,557)
OTHER INCOME/(EXPENSES)	
Crowdfunding marketing	(42,275)
Crowdfunding fees	(12,120)
TOTAL OTHER INCOME/(EXPENSES)	(54,395)
NET LOSS	$ (173,952)

ADAPTIVE HOLDINGS, LLC
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Capital Contributions	Prepaid Capital Contributions	Retained Earnings/ (Accumulated Deficit)	Total
BEGINNING BALANCE, FEBRUARY 25, 2021 (INCEPTION)	$ -	$ -	$ -	$ -
Capital contributions	100,840	240,000	-	$ 340,840
Net loss	-	-	(173,952)	$ (173,952)
ENDING BALANCE, DECEMBER 31, 2021	$ 100,840	$ 240,000	$ (173,952)	$ 166,888

See independent accountant's review report and accompanying notes to financial statements.

ADAPTIVE HOLDINGS, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$ (173,952)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
(Increase) decrease in assets:	
Prepaid expenses and other current assets	(22,917)
Increase (decrease) in liabilities:	
Accounts payable	7,500
CASH USED FOR OPERATING ACTIVITIES	(189,369)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	340,840
CASH PROVIDED BY FINANCING ACTIVITIES	340,840
NET INCREASE IN CASH	151,471
CASH AT INCEPTION	-
CASH AT END OF YEAR	$ 151,471

CASH PAID DURING THE YEAR FOR:

INTEREST	$ -
INCOME TAXES	$ -

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Adaptive Holdings, LLC (the "Company") was incorporated in the State of Florida on February 25, 2021. The Company will market a protein beverage that provides up to 20 grams of protein in a 2-ounce bottle.

Going Concern
Since Inception, the Company has relied on funds from units issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the year presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments (continued)
use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company will generate revenue by selling a protein drink. The Company's payments are generally collected upfront. For the year ending December 31, 2021 the Company recognized nil in revenue.

Research and Development
In compliance with ASC 730-10-25, all research and development costs are expensed as incurred. As of December 31, 2021, the Company expensed a total of $67,142 related to the development of the protein beverage.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1. **Summary of Significant Accounting Policies (continued)**

   New Accounting Pronouncements (continued)
   In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

   In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Equity**

   Units
   Under the operating agreement, the Company has the authority to issue a total of 10,000,000 Units; 8,430,000 of Class A units (which carry four votes per unit), 500,000 of Class B units (which carry one vote per unit), and 1,070,000 of Class C units (which carry one vote per unit).

   As of December 31, 2021, the total number of units issued and outstanding are as follows:

Class A units:	8,430,000
Class B units:	500,000
Class C units:	100,818

   Prepaid Capital Contributions
   During 2021, the Company took in $240,000 in prepaid capital contributions. The units were issued in 2022. See Note 6.

4. **Going Concern**

   These financial statements are prepared on a going concern basis. The Company registered on February 25, 2021 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5.   **Subsequent Events**

Equity
In February 2022, the Company closed its crowdfunding round and issued 27,747 additional Class C units, in exchange for $27,747 raised.

In March 2022, the Company created Class D units, which carry one vote per unit. The Company transferred 941,435 of the remaining Class C units into their newly created Class D units. Concurrently, the Company issued 288,611 of Class D units in exchange for the prepaid capital contributions, discussed in Note 3.

Between March 1 and October 17, the Company issued an additional 143,367 of Class D units. Additionally, the Company moved 387,000 of unissued Class D units back into Class C units, for their upcoming crowdfunding offering, discussed below.

As of October 17, 2022, the Company has the following shares authorized, issued and outstanding:

	Authorized	Issued/Outstanding
Class A	8,430,000	8,430,000
Class B	500,000	500,000
Class C	515,565	128,565
Class D	554,435	431,978

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $387,000 in common stock in the Company. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $387,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through NetCapital Funding Portal, Inc. (the "Intermediary" aka "NetCapital"). The Intermediary will be entitled to receive a 4.9% commission fee and a $5,000 listing fee.

Managements Evaluation
The Company has evaluated subsequent events through October 17, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.